Mail Stop 4561
      September 27, 2005

Stuart J. Clark
Chief Executive Officer
22 Crosby Drive
Bedford, Massachusetts 01730-1402

      Re:	Interactive Data Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Forms 10-Q for Quarters Ended March 31, 2005 and June
30,
2005
		File No. 001-31555


Dear Mr. Clark:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to the Financial Statements

Note 5 - Goodwill and Intangible Assets, page 56

1. Please tell us how you determined the weighted average amortization period for computer software, customer lists and service contracts. Specifically tell us whether you used an independent third party to assist in making the determination and the methodology used.

2. Please tell us and in future filings disclose the reasons for the purchase accounting adjustments during 2003 and 2004. Explain how the adjustment amounts were determined and how you determined the appropriate accounting treatment. Please refer to paragraph 51 of SFAS 141.


Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Condensed Consolidated Balance Sheets, page 4

3. We note that goodwill decreased from $480 million at December
31,
2004 to $467 million at June 30, 2005. Please tell us and in future filings disclose the reasons for the decrease and how you determined the appropriate accounting treatment.

* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing Please contact Nancy Maloney,
Staff Accountant, at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   							Sincerely,



Joyce Sweeney
Accounting Branch Chief

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Stuart J. Clark
Interactive Data Corporation
September 27, 2005
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